
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

March 24, 2009

Via Facsimile and U.S. Mail

Patrick J. Schulthies, Esq.
Wilson Sonsini Goodrich & Rosati
701 Fifth Avenue, Suite 5100
Seattle, WA 98104

> **Re:** **NightHawk Radiology Holdings, Inc.**
> **Schedule TO-I**
> **Filed March 17, 2009**
> **File No. 5-82336**

Dear Mr. Schulthies:

We have limited our review of the filings to those issues we have addressed in our comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Exchange

Exchange Ratio, page 2

1. We note that the cash payment is based on the closing price on the New Award Grant Date, which is defined as the day after the expiration date. Please tell us how you are complying with the requirement to disclose the amount of consideration being offered. Refer to Item 1004(a)(1)(ii) of Regulation M-A.

2. Please describe how you determined the exchange ratio and your reasons for offering cash to those who would be entitled to receive less than 1,000 restricted stock units.

How does NightHawk determine whether an option has been properly tendered, page 10

3. Explain to us the purpose of the language that any determination by NightHawk concerning the terms of the offer "will be final and binding on all parties." Please delete this language, here and on pages 35 and 36, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge NightHawk's determinations.

Source and amount of consideration, page 40

4. Please disclose the source of funds for the cash payments. Refer to Item 1007(a) of Regulation M-A.

Interests of directors and executive officers, page 44

5. Please revise to include the exercise prices of these options and whether your executive officers and directors are likely to receive restricted stock units or cash, based on recent stock prices.

  Schedule B

Selected Financial Data, page B-1

6. Please revise to include the ratio of earnings to fixed charges and the book value per share. Refer to Item 1010(c)(4) and (5) of Regulation M-A. For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions